P.E. 3-22-02

02025893

333-9468

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
MAR 2 2 2002
080

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 22, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

PROCESSED
APR 0 8 2002
THOMSON FINANCIAL

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X **FORM 40-F___**

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ **NO X**

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Announces Consolidated Financial Results Accumulated for the Year Ended December 31, 2001

Press Release, February 25, 2002. (43 pages)

For more information, please contact:

Nilson Guimarães
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel. : (55-71) 387-7610
Fax : (55-71) 387-7602
nilson.guimaraes@telebahiacelular.com.br
http://www.telebahiacelular.com.br

Salvador – Brazil, (February 26, 2002) - TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP2, TLCP4) today announced its consolidated financial results for the year ended December 31, 2001, stated in nominal reais and in accordance with Brazilian Corporate Law # 6,404 of December 15, 1976 and modified by Law # 9,457 of May 5, 1997, for the periods ended on December 31, 2001.

Main consolidated figures

Figures in R$ thousand	**December 31, 2001**
Net operating revenue	386,299
Operating income	9,066
Net profit	6,020
Capital stock	305,396
Capital stock (in billion shares)	479.4
EPS (000)	0.0126
Digitalization (%)	73%
Cellular lines in service	822
Number of customers – contract (000)	323
Number of customers – pre-paid (000)	499

1 – Preliminary Considerations

Since its privatization, the cellular telephony sector has seen a sustained growth in Brazil. Tele Leste Celular stands out as the market leader operating in the states of Bahia and Sergipe, a region where penetration levels reached 8.9% at December 31, 2001. This region represents 6.9% of the Brazilian territory and has 14.7 million inhabitants. The Company covers 131 municipalities of the region, corresponding to 61% of the population of both states, and has achieved a digitalization level of 73% of its customer base, using CDMA technology.

Tele Leste Celular has focused its efforts on expanding and modernizing its network, and providing an increasingly wide range of services with higher quality levels, thus preparing the Company, both administratively and commercially, for the new business *environment which is unfolding.*

Within this new perspective, the Company launched the service MoviStar Amigo "+", aimed at pre-paid customers. In order to increase the value of data transmission services, it launched the Torpedo Chat, which is a chat window on the screen of the users' cell phones. The "Meu E-Mocion" service, also launched last year, allows the customers to have an e-mail address (7199XXXXXX@emocion.com.br). The Company will continue to prioritize the development of value-added services like WAP or SMS, broadening content and thus increasing the traffic of messages.

During the year, the commercial management has implemented a model based on growth and maintaining good control of the operations' profitability. The Company is centering its efforts on customer loyalty, preparing itself to face the new competition that will grow during next year. In this regard, a loyalty program was launched, named "Mundo de Vantagens MoviStar Top", targeting customers enrolled in contract plans as well as non-corporate customers. This program is at the same time a program based on points and advantages.

Our marketing strategy during the year guaranteed our leadership position in the market. Tele Leste Celular ended the year with 63% market share.

2 – Business Performance

Tele Leste Celular registered an expansion of 22% in the subscriber base during the year 2001.

Operating Summary	TOTAL		
	2001	Change (%) 01-00	2000
Network digitalization (%)	73%	1300 b.p.	60%
Subscribers - Total (thousand)	822	22%	674
Subscribers - Contract (thousand)	323	(1%)	326
Subscribers - Pre-paid (thousand)	499	43%	348
Regional penetration (%)	8.9%	140 b.p.	7.5%
Points of Sale	353	(9%)	389


Customers
1,000
500
0
Thousands
329
207
326
348
323
499
1999
2000
2001
Prepaid
Contract

The year 2001 was characterized by the consolidation of the strategy adopted to capture customer loyalty and apply a profitable growth model.

In accordance with this model, the Company launched several services aimed at providing better service to its 822,000 subscribers, of which 323, 499 belong to the contract and pre-paid systems, respectively. Among such services, the most significant are:

MoviStar Amigo "+": a package designed for any pre-paid customer that offers free account checking once a day for MoviStar Fácil; account information, through messages, to digital pre-paid customers, by using *333, and roaming services for users with usage prepaid credits.

Torpedo Chat: a chat room on the cellular screen where the customer can join chats with different subjects, create new rooms with his or her preferred topics, invite friends, keep private conversations within the rooms and much more. The customer can remain anonymous, using a nickname up to eight characters long, and the phone number will not be revealed. Torpedo Chat is valid for all the digital plan customers of the Company using handsets that allow sending and receiving messages. All the rooms have a maximum capacity of 10 users.

"Meu E-mocion": a customizing tool that provides all users with an e-mail address (7199XXXXXXX@emocion.com.br) with an agenda (contacts, appointments and tasks) and other features.

The Company also launched a loyalty program, "Mundo de Vantagens MoviStar Top" (MoviStar Top's World of Advantages). Targeting customers enrolled in contract plans, it is simultaneously a points-based program and an advantages club. Through the points program, the calls will be transformed into points applicable towards trading old handset for more modern versions, in the future. The older the subscription line is, the more points you get. The points are personal, non-transferable and valid for three years. The Advantages Club offers, through the presentation of a customized card, discounts and advantages in participating establishments, including gyms, language courses, computer courses, travel agencies, airlines, hotels, restaurants, editors, shops, etc.

The Company has been actively promoting a quality policy, which aims to guarantee the expansion of services in accordance with the standards required by our customers. In 1999, our Call Center had already received ISO 9002 certification. In 2000, ISO 9001 certification was extended to other areas of the operating companies such as: Product and Service Development; Customer Service; Company Store Sales; Sales via Indirect Channels; Corporate Sales; Logistics; Collections; Network Operation, Optimization and Network Maintenance; Maintenance of Systems; and Customer Billing and Procurement. The Company is continuously working to be certified in the rest of its areas.

The Company has increased the number of wholly owned stores, currently managing a network consisting of 21 stores and kiosks. In addition, it has an efficient network of exclusive accredited representatives with 332 sales points that offer the Company services as well as handsets. Pre-paid magnetic calling cards can be found not only in the Company's own stores and accredited representatives but also in more than 2,000 sales points which are not necessarily exclusive. These include such outlets as gasoline stations and post offices. The pre-paid magnetic cards may also be replenished at branches of the following banks: Unibanco, Banco do Brasil and Itaú.

3 –Regulatory Aspects

The two operating companies, Telebahia Celular S.A. and Telergipe Celular S.A., have surpassed all the performance targets they are currently required to achieve in the plan established by Anatel – Agência Nacional de Telecomunicações – the telecommunications regulator in Brazil.

Meanwhile, new Quality Protocols for SMC with higher standards are under Public Hearing by Anatel and may be implemented.

Anatel, by means of a Public Hearing, suggests that the operating subsidiaries shall migrate to the SMP system. There is no legal obligation to do so until the end of the current concessions. In the meantime, a series of moves and consolidations are tied to this migration.
Some of the features of the SMP, as of yet under review by Anatel, will affect the operating companies' decision to migrate. In case the Company does decide to migrate, it will have to undergo a series of operational adjustments, such as joining the multi-carrier choice system, new quality standards, and others, which will result in an increase of expenses and investments.

In 2002, within the Company's area of operation, a new competitor will start to operate on band D (Telemar). On March 12, 2002, Anatel should auction the remaining licenses in the band D and band E leftovers that geographically match the B band.

4 – Comment on the Economic Environment

In the year 2001, despite being affected by adverse external factors, Brazil showed a GDP increase estimated at 1.9%, compared to last year's growth of 4.2%. The unemployment rate, estimated at 6.3% in 2001, represents a decrease compared with the 7.8% registered last year. In spite of an evolution of 18.5% in the exchange rate between December 29, 2000 (R$ 1.9554) and December 31, 2001 (R$ 2.3105), average inflation as measured by the IGP-M (General Price Index – Market) was stable at 10.372%, while the IGP-DI (General Price Index – Inflation Measurement), an important benchmark for the telecom industry, registered an increase of 10.402% during the year.

The country's economic environment in 2002 will be heavily influenced by the global macroeconomic scenario, considering the worldwide slowdown and the Argentine crisis. The Brazilian political scenario will be hectic, with alliances and agreements being made due to the presidential elections.

The latest information published by the official entities state that the energy crisis would not cause the previously estimated impacts, since the possibility of a supply shortage is almost non-existent and possibilities of rationing are now weak. Thus both productivity and the employment level are increased. Therefore, various indicators point towards stable inflation, aided by the decrease in prices of fuel, and as a consequence, interest rates should remain at levels similar to the current ones, with a downward trend and a positive economic growth rate.

5 – Economic and Financial Aspects

In thousands of reais	2001	Change (%) 01-00	2000
Net operating revenue	386,299	16%	332,586
EBITDA	124,035	29%	96,445
EBITDA Margin	32%	300 b.p.	29%
Net profit	6,020	164%	(9,458)
Interest on capital / dividends	11,979	-	-
Total Assets	861,470	(6%)	914,457
Equity	445,519	(1%)	451,926
Net Indebtedness	58%	600 b.p.	52%

(*) Subject to approval by the Annual General Shareholders' Meeting

Operating Revenues

Gross revenue from services increased 18% in 2001 to R$ 467 million from R$ 395 million in the previous year, principally due to a 22% growth in the number of customers.

Accumulated net operating revenues in 2001 increased 16% to R$386 million from R$333 million in the previous year. This increase was principally due to a 22% growth in the customer base during the year and an increase in traffic, especially the interconnections resulting from incoming calls, partially offset by lower ARPUs.


Net Operating Revenue
Thousands of reais
400,000
300,000
200,000
100,000
-
332,586
386,299
2000
2001

EBITDA

EBITDA was R$ 124 million, equivalent to a 32% EBITDA margin, including handset sales.

Net Profit

The Company's net result increased to R$6 million in 2001 from a loss of R$9.5 million in 2000. This major improvement in margins was due to the efforts of the Company to reduce costs, which was proportionally greater than the increase in revenues and the hedge policy employed during a year of high foreign currency volatility.



Net Profit / (Loss)
Thousands of reais
10,000
5,000
0
-5,000
-10,000
2000
2001
6,020
(9,458)

6 – Loans and Financing

The Company's financial debt is R$ 286 million, and 100% of this amount is in foreign currency.

The Company constantly strives to take the appropriate measures in accordance to market conditions to protect its liabilities from the eventual effects of currency devaluation.

7 – Capital Expenditure

The Company continued its program of expansion, optimization and modernization during the year, with investments totaling R$ 116 million.

Investments for 2002 will be principally directed towards further network expansion, introduction of new products and services which will provide added value to the customer, and at the same time maximize the use of cellular telephony. In addition, investments will be directed towards improvement in the quality of existing services.

8 – Capital Markets

The shares of Tele Leste Celular began trading at the São Paulo Stock Exchange - Bovespa on September 21, 1998. ADRs have been traded on the New York Stock Exchange - NYSE as of November 16, 1998.

During 2000, Tele Leste Celular concluded the corporate restructuring project of the Holding Company and its subsidiaries, Telebahia Celular and Telergipe Celular, which resulted in a transfer of the premium, paid at the Company's privatization, to the controlled subsidiaries. As a result, Tele Leste Celular also incorporated the stakes of minority shareholders in its operating subsidiaries.

In 2001, the shares of Tele Leste Celular traded at a daily average volume worth R$77,000 for its common shares and worth R$2,000,000 million for its preferred shares at the Bovespa. The daily average volume of its ADRs traded at the New York Stock Exchange was worth US$360,000.

The common nominative ON shares and the preferred nominative PN shares were trading at the Bovespa at R$ 0,97 and R$ 1,43, respectively, per lot of a thousand shares as of December 28, 2001.

Per thousand shares	**2001**	**2000**
Profit	0.0126	(0.020)
Book Value	0.93	0.94
ADR price (1:5,000 PN)	20	34 ½
Common share price*	1.43	1.99
Preferred share price*	0.97	1.30

(*) Price on the last trading day of the year at the Bovespa – São Paulo Stock Exchange.

On December 31, 2001, The Company registered minimum dividends attributed to its preferred shareholders, based on 6% of its capital stock, corresponding to these type of shares. The dividend proposal will be submitted to the Annual General Shareholders Meeting, which will also decide the date of the payment.

9 – Human Resources

The Company continued its efforts to keep its payroll at optimal levels in order to control costs and simultaneously maintain its high level of productivity. At the end of the year, Tele Leste Celular had 534 employees, increasing 17% in relation to 456 in 2000, representing about 1,539 lines per employee at the end of the year.

The quantitative and qualitative gains obtained during 2001 were only made possible by the total commitment and dedication of the employees in the various areas of the Company. It was due to these efforts that growth and productivity targets were reached.

The Company offers to its employees a Private Pension Plan, "Plano Visão Celular", based on defined contribution principles, in which the contributions are by the members of the plan (the employees) and by the sponsor (the operating companies). These contributions are credited to the individual accounts of the plan members. All the employees have a thirty-day period to sign in for the plan, counted as of their admission date to the Company. At the end of 2000, the employees that had the previous "Plano de Benefícios Previdenciários" – PBS had the option to migrate to the new "Plano de Benefícios Visão Celular". In December 31, 2001, approximately 91% of employees were members of the "Plano Visão Celular".

Training

An investment of R$ 1 million was allocated for the various training programs that were designed to attract, retain and develop new talents.

10 – Research and Development

Tele Leste Celular has a cooperation agreement with the Telebrás Research and Development Center – (Centro de Pesquisa e Desenvolvimento da Telebrás – CPqD), which, since the privatization of the Telebrás System, has been managed as a non-profit entity. The Company also has access to the products and services developed by the Telefónica R&D area.

11 – Environment

On the environmental front, the Company has established a program for the collection of used batteries. Delivery is centered at the company's own retail outlets, from where the batteries are dispatched to the manufacturers for recycling. As of July 2000, according to the Resolution of the National Council for the Environment (Conselho Nacional do Meio Ambiente – Conama), it is now obligatory for used batteries to be collected and returned to the manufacturers or importers.

12 – Social Campaigns

Tele Leste Celular has been continuing to sponsor cultural, sporting, philanthropic and educational incentives, such as the "Centro Educacional Santo Antonio das Obras Sociais de Irmã Dulce", and "Anjos do Asfalto", among others, aimed at being closer to various public segments and the community.

13 – Prospects and Plans

Tele Leste Celular, after achieving high quality levels and consolidating its footprint through its cellular operators, will develop services available to all its large installed network, while offering more value for current and future customers.

Based on its philosophy of continually satisfying consumer expectations and requirements, the Company is intensifying its degree of market segmentation. This will enable it to offer tailor-made services to large corporate, small and middle market companies, families, teenagers, independent professionals, etc. Among the Company's priorities for 2002 are also the consolidation of its manpower structure, the maintenance of market leadership, and the development of even closer relationships with suppliers and retailers to increase the potential of value added services.

The year 2002 will be characterized by new challenges, including the start-up of new competitors and a new political-regulatory scenario.

14 – Acknowledgements

The management of Tele Leste Celular Participações S.A would like to thank shareholders, customers, suppliers and financial institutions for their support and trust, and particularly its employees for their dedication and efforts. Thanks to all parties involved, the Company has been able to achieve the results contained in this report.

##########

Plans and Services

Contract Plans

MoviStar Basic – Plan suitable to customers with a non-specific usage pattern. The services included in the digital basic plan are MailBox and Caller ID, e-mocion, Torpedo and Data/Fax.

MoviStar Personal – The MoviStar Personal plan, which is intended for subscribers who only make limited use of the system during the day and concentrate their calling activity at night and on weekends. The MoviStar Personal includes the following: MailBox and Caller ID, e-mocion, Torpedo and Data/Fax.

MoviStar Professional – A family of plans suitable to customers who use the system intensively, especially during business hours, with options that include up to 80, 150, 200 or 400 minutes of airtime per month. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, three-way Calling, e-mocion, Torpedo and Data/Fax.

MoviStar Travel – The MoviStar Travel plan is designed for frequent travelers and has the additional feature of not imposing extra roaming charges for calls made within our region.

Standard – Reference plan for the company, which is associated with the reference basket of tariff and fees. It is intended for subscribers who have no specific usage pattern. This service plan includes MailBox, Text Messaging Notice, e-mocion, Torpedo and Data/Fax.

Free 80 and Free 200 – These plans are designed for frequent users, especially during business hours, with up to 80 and 200 minutes of airtime included per month, respectively. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, e-mocion, Torpedo and Data/Fax.

Night – This plan is intended for users who concentrate their calling activity at night and on weekends, offering 40 minutes of monthly airtime to calls directed at fixed telephones, during evenings and weekends (off-peak hours). These service plans include MailBox, Text Messaging Notice, e-mocion, Torpedo and Data/Fax.

Prepaid plans

MoviStar/Easy Day – which is designed for prepaid users whose calling activity is concentrated during the daytime. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

MoviStar/Easy Night – which is designed for prepaid users whose calling activity takes place primarily at night. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

MoviStar/Easy Fix – which is intended for prepaid users who have no specific additional usage patterns. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

Corporate plans

Free Company 30 and Free Company 80 – These plans are both intended for corporate business subscribers who use the system intensively, especially during business hours, with versions including up to 30 and 80 minutes of airtime per month. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, Three-Way Calling, e-mocion, Torpedo and Data/Fax free of additional fee.

MoviStar Enterprise – Intended for corporate subscribers who have no specific usage pattern, and grants progressive discounts according to use. The MoviStar Enterprise service plan includes MailBox, Text Messaging Notice, Follow-Me, Call Waiting, Three-Way Calling, e-mocion, Torpedo and Data/Fax free of additional fee.

Services

MoviStar Torpedo – This service allows users to send text messages containing up to 147 characters, using digital handsets to other digital users of Telebahia Celular/Telergipe Celular. The Company charges R$0.20 per message delivered.

Torpedo Web – This service allows users to send text messages containing up to 147 characters, using the Company's web to other digital users of Telebahia Celular/ Telergipe Celular, accessing the web link "MoviStar Net". This is a free service.

Torpedo Mail – This service allows users to send text messages containing up to 147, using e-mail tools, such as Outlook, Lotus Notes, Eudora: the e-mail address is formed by user phone number@movistarnet.com.br. This is a free service.

Torpedo Chat – This service creates a chat environment in the cellular. The client can also create a chat room with its favorite subjects. All chat rooms can handle until 15 users.

Torpedo da Galera – This service allows users to send text messages to up to 10 persons simultaneously, as long as they are digital users of Telebahia Celular/Telergipe Celular.

Torpedo News Assinatura – This service allows users to receive text messages with the news from Brazil and the world, via WAP. Currently, there are to newswires: CNN and iBahia.

Torpedo News Extra – This service allows users to request specific types of news using WAP service.

Torpedo Jogos – This service allows users to play games using the WAP services.

E-mocion – Clients who have a handset equipped with a "minibrowser" and are within the digital coverage of the Company are able to send and receive e-mails, access news and information, book flight reservations and buy CDs and other goods, through providers which have a partnership with the Company. There is no additional subscription fee to use this service. The customer only pays for the airtime. Contract customers pay R$0.30 per minute during peak hours and R$0.20 per minute during off-peak hours. Prepaid users pay R$0.60 per minute during peak hours and R$0.40 per minute during off-peak hours. Through an agreement with Telesp Celular, Telerj Celular, Telest Celular and Global Telecom, the client can use the WAP services offered by these companies paying the normal roaming tariff.

My E-mocion – The service offers an automatic e-mail address which is: the long distance code + the phone number@emocion.com.br. The e-mocion MailBox can handle up to 50 messages in each box (inbox, recycle bin or save). The service also offers an address book with personal information such as name, surname, company, telephone number, cellular telephone number, e-mail, a timetable and other tools.

***365 –** Launched in January 1999, the service *365 is the result of a partnership between the Company and Brasil Assistência S.A. Some of the available services are: automotive assistance, home assistance, medical assistance, dentistry and hospital facilities, flower delivery, flight information and bookings, tickets to shows, restaurants and hotel reservations, medicine delivery, and others.

MoviStar Amigo "+" – Allows prepaid clients to have free balance check in digital plans through a short message and in the analog one through a call once a day. It also allows credit recharge through the subscriber's bank account, 30-day free mailbox access after the subscriber recharges his credits, valid until July 31, 2001 and roaming services, if a contract subscriber previously allows the debit of the roaming fees in his account.

MoviStar Gestão – The service allows the corporate clients to control their usage, the period of usage and services available in their employees' cellular lines. With an Internet password, the corporate clients can have different service options for each of their lines and also control their costs.

@viso Empresa – Allows the simultaneous delivery of text messages to one or more customers of Telebahia Celular/Telergipe Celular. This service is offered only to large corporate customers.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

A S S E T S

	Company		Consolidated	
	2001	2000	2001	2000
CURRENT ASSETS:				
Cash and cash equivalents	13,026	14,732	28,975	116,042
Accounts receivable, net	-	-	75,245	71,261
Recoverable and deferred taxes	7,747	6,619	51,756	37,645
Inventories	-	-	14,845	20,770
Hedge operations - swap	-	-	3,364	3,107
Other	-	250	2,360	10,388
	20,773	21,601	176,545	259,213
NONCURRENT ASSETS:				
Recoverable and deferred taxes	193	133	180,841	179,641
Hedge operations - swap	-	-	4,753	-
Other	57	57	2,433	2,837
	250	190	188,027	182,478
PERMANENT ASSETS:				
Investments in subsidiaries	438,486	432,727	-	-
Property, plant and equipment	-	-	496,898	472,766
	438,486	432,727	496,898	472,766
Total assets	459,509	454,518	861,470	914,457

The accompanying notes are an integral part of these balance sheets.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Company		Consolidated	
	2001	2000	2001	2000
CURRENT LIABILITIES:				
Payroll and related charges	8	13	2,790	2,602
Accounts payable	335	171	67,702	70,158
Taxes, other than taxes on income	10	54	13,340	15,005
Dividends	12,356	1,046	12,453	1,183
Interest on capital	1,243	1,270	1,640	1,729
Loans and financing	-	-	54,331	124,670
Hedge operations swap	-	-	1,746	931
Other liabilities	1	1	20,932	14,831
	13,953	2,555	174,934	231,109
LONG-TERM LIABILITIES:				
Loans and financing	-	-	231,922	226,164
Hedge operations - swap	-	-	3,576	-
Reserve for contingencies	-	-	4,802	5,221
Pension plan	-	-	680	-
	-	-	240,980	231,385
SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION:				
Shareholders' equity-				
Capital stock	305,396	305,396	305,396	305,396
Capital reserves	124,401	124,401	124,401	124,401
Income reserves	15,722	22,129	15,722	22,129
	445,519	451,926	445,519	451,926
Funds for capitalization	37	37	37	37
Total liabilities and shareholders' equity	459,509	454,518	861,470	914,457

The accompanying notes are an integral part of these balance sheets.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais, except for earnings (loss) per thousand shares)

(Translation of the original in Portuguese)

	Company		Consolidated	
	2001	2000	2001	2000
GROSS OPERATING REVENUE:				
Telecommunication services	-	-	466,902	395,070
Products sold	-	-	47,115	40,102
	-	-	514,017	435,172
DEDUCTIONS:				
Value-added taxes	-	-	(73,413)	(68,305)
PIS and COFINS (taxes on revenue)	-	-	(17,509)	(15,269)
Discounts and returns	-	-	(36,796)	(19,012)
	-	-	(127,718)	(102,586)
NET OPERATING REVENUE	-	-	386,299	332,586
Cost of services	-	-	(171,957)	(153,274)
Cost of sales	-	-	(29,811)	(33,653)
	-	-	(201,768)	(186,927)
GROSS PROFIT	-	-	184,531	145,659
OPERATING (EXPENSES) INCOME:				
Selling	-	-	(97,557)	(92,013)
General and administrative	(3,045)	(3,388)	(55,545)	(44,997)
Financial income (expenses), net	3,149	9,260	(24,111)	(37,933)
Other, net	(351)	(319)	1,749	13,407
Equity pick-up	6,207	(12,665)	-	-
INCOME (LOSS) FROM OPERATIONS	5,960	(7,112)	9,067	(15,877)
NONOPERATING EXPENSES, NET	-	(446)	(560)	(1,416)
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	5,960	(7,558)	8,507	(17,293)
Taxes on income	60	(1,900)	(2,487)	5,963
Minority interest	-	-	-	1,872
NET INCOME (LOSS)	6,020	(9,458)	6,020	(9,458)
EARNINGS (LOSS) PER THOUSAND SHARES OUTSTANDING AT YEAREND - R$	0.0126	(0.020)		

The accompanying notes are an integral part of these statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

		Capital reserves			Income reserves				
			Special reserve - goodwill			Special reserves			
	Capital stock	Tax incentives	Company	Subsidiaries	Legal reserve	For dividends	For expansion and modernization	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 1999	135,494	57	-	-	6,491	6,274	18,822	-	167,138
Capital increase:									
Board of Directors' Meeting - February 21, 2000	137,000	-	-	-	-	-	-	-	137,000
Extraordinary shareholders' Meeting - November 29, 2000	33,102	-	-	-	-	-	-	-	33,102
Capital reduction	(200)	-	-	-	-	-	-	-	(200)
Recognition of goodwill special reserve	-	-	124,344	-	-	-	-	-	124,344
Partial spin-off - Telebahia and Telergipe	-	-	(122,311)	-	-	-	-	-	(122,311)
Recognition of goodwill special reserve	-	-	-	122,311	-	-	-	-	122,311
Net loss	-	-	-	-	-	-	-	(9,458)	(9,458)
Absorption of loss	-	-	-	-	-	(6,274)	(3,184)	9,458	-
BALANCES AS OF DECEMBER 31, 2000	305,396	57	2,033	122,311	6,491	-	15,638	-	451,926
Pension plan adjustments - subsidiaries	-	-	-	-	-	-	-	(448)	(448)
Net income	-	-	-	-	-	-	-	6,020	6,020
Legal reserve	-	-	-	-	301	-	-	(301)	-
Partial reversal of reserve	-	-	-	-	-	-	(6,708)	6,708	-
Proposed dividends	-	-	-	-	-	-	-	(11,979)	(11,979)
BALANCES AS OF DECEMBER 31,2001	305,396	57	2,033	122,311	6,792	-	8,930	-	445,519

The accompanying notes are an integral part of these statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

	Company		Consolidated	
	2001	2000	2001	2000
SOURCE OF FUNDS:				
From operations (see below)	-	3,509	150,951	74,063
From shareholders-				
Capital increase-				
Board of Directors' Meeting - February 21, 2000	-	137,000	-	137,000
Special reserve - goodwill	-	2,033	-	2,033
From third parties-				
Transfer from noncurrent to current assets	-	21,005	4,414	7,132
Transfer from property, plant and equipment to current assets	-	-	939	5,889
Increase in long-term liabilities	-	-	7,471	108,066
Increase in minority interest	-	-	-	15,670
Total sources	-	163,547	163,775	349,853
USE OF FUNDS:				
In operations (see below)	247	-	-	-
Capital increase in subsidiaries	-	184,330	-	-
Capital reduction	-	200	-	-
Transfers from long-term to current liabilities	-	-	48,077	73,067
Proposed dividends	11,979		11,979	
Increase in noncurrent assets	-	-	14,164	-
Additions to property, plant and equipment	-	-	116,048	140,097
Total uses	12,226	184,530	190,268	213,164
INCREASE (DECREASE) IN WORKING CAPITAL	(12,226)	(20,983)	(26,493)	136,689
REPRESENTED BY:				
Current assets at end of year	20,773	21,601	176,545	259,213
Current liabilities at end of year	(13,953)	(2,555)	(174,934)	(231,109)
Working capital at end of year	6,820	19,046	1,611	28,104
Working capital at beginning of year	19,046	40,029	28,104	(108,585)
INCREASE (DECREASE) IN WORKING CAPITAL	(12,226)	(20,983)	(26,493)	136,689

	Company		Consolidated	
	2001	2000	2001	2000
FUNDS PROVIDED BY (USED IN) OPERATIONS:				
Net income (loss)	6,020	(9,458)	6,020	(9,458)
Items not affecting working capital-				
Depreciation	-	-	90,858	74,389
Disposal of permanent assets	-	-	119	4,670
Financial charges on long-term items	-	-	47,734	21,766
Equity pick-up	(6,207)	12,665	-	-
Minority interest	-	-	-	(1,872)
Loss on equity participation	-	435	-	435
Provision for tax incentives – FINOR (Northeast Investment Fund)	-	-	-	370
Deferred income taxes	(60)	(133)	4,219	(17,205)
Provision for contingencies	-	-	2,001	968
Provided by (used in) operations	(247)	3,509	150,951	74,063

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS

Tele Leste Celular Participações S.A. (the "Company") is a publicly-traded company controlled by Iberoleste Participações S.A. ("Iberoleste") which, as of December 31, 2001, owns 53.81% of the voting capital and 21.90% of total capital. Iberoleste is controlled by Telefónica Móviles S.A.

The Company is the holding company of Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A ("Telergipe"), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions, authorizations and permissions granted to them by the Federal Government. Subsidiaries operate under concessions for an initial period of 15 years. The concessions of Telebahia and Telergipe expire on June 29, 2008 and December 15, 2008, respectively, but can be renewed for an additional 15 years by decision of the granting authorities.

The subsidiaries' activities, including services that they may provide and the tariffs they may charge, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

These financial statements include the accounts of the Company and its subsidiaries, as follows:

	Ownership - %
	2001 and 2000
Telebahia Celular S.A.	100.00
Telergipe Celular S.A.	100.00

In the consolidated financial statements, all material intercompany balances and transactions were eliminated.

The consolidated financial statements as of December 31, 2000 were, when necessary, reclassified for better comparability.

3. PRINCIPAL ACCOUNTING PRACTICES

(a) Cash and Cash Equivalents--*Include all highly liquid temporary cash investments.* These investments will be maintained until maturity and are stated at cost plus income accrued to the balance sheet date.

(b) Accounts Receivable--Accounts receivable from telecommunication services are stated at the tariffs prevailing on the date services are rendered. They also include accounts receivable for services rendered but not yet billed at the balance sheet date. Additionally, this caption includes balances from the sale of cellular telephones.

(c) Allowance for Doubtful Accounts--Provision is recognized for trade accounts receivable for which recoverability is considered improbable.

(d) Foreign Currency Transactions--Transactions in foreign currency are recorded based on the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange variations are recognized in income as they occur.

(e) Inventories--Stated at average acquisition cost. A provision was recognized to cover losses on costs of products considered obsolete or whose quantities are higher than those usually traded by the Company over a reasonable period. Possible losses due to the difference between the cost and sale price of cellular phones are only recognized when the sale is made, since these losses are considered as cost of acquisition of new customers.

(f) Investments--Investments in subsidiaries are carried under the equity method of accounting.

(g) Property, Plant and Equipment--Stated at cost. Improvements made to existing properties are capitalized, while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction in progress. Depreciation is calculated under the straight-line method based on the estimated useful life of the asset. Effective interest related to financing of construction are capitalized. The main depreciation rates are shown in Note 10.

(h) Income and Social Contribution Taxes--Recorded on the accrual basis. Deferred taxes attributable to temporary differences, tax losses, and social contribution tax loss carryforwards are recorded as deferred assets on the assumption of future realization.

(i) Loans and Financing--Charges, including interest and monetary restatement or exchange variations, are recognized to the balance sheet date.

(j) Reserve for Contingencies--Updated to the balance sheet date in an amount sufficient to cover possible losses, according to the nature of each contingency, based on the opinion of legal counsel and management's opinion on pending litigations.

(k) Revenue Recognition--Revenue from services is recognized as services are rendered. Billing is on a monthly basis. Unbilled revenue from the billing date through the end of the month is estimated and recognized as revenue in the month in which the service is rendered. Revenues from sales of prepaid cellular recharge cards are deferred and recognized in income when cards are effectively used.

(l) Financial Income and Expenses, Net--represented by interest, monetary restatement and exchange variations on cash investments, loans and financing. Also include exchange gains and losses on loans and financing , and exchange gains and losses on futures and swap contracts.

(m) FISTEL Fee--FISTEL (Telecommunication Inspection Fund) fees paid on monthly activation during the year are deferred for amortization over the customers' estimated retention period, equivalent to 24 months.

(n) Pension Plan and Post-retirement Benefits--The Companies participate in a pension plan that provides employees with pensions and other post-retirement benefits. The actual costs are determined according to the amount of contributions required for the period and are recorded on the accrual basis.

(o) Employees' Profit Sharing--Accruals are made to recognize the expenses for employee profit sharing, for which payment is subject to approval at the annual shareholders' meeting.

(p) Earnings (Loss) per Thousand Shares--Computed based on the number of shares outstanding at the balance sheet date.

(q) Derivatives--The Company has some derivatives in foreign currency and swap contracts to manage its exposure to US dollar fluctuation in relation to the Brazilian real, referring to its cash flows in U.S. dollars. These derivatives are recorded based on the exchange rate in effect on the balance sheet date, with gains/losses, realized or not, recorded as "Net financial income (expenses)".

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	2001	2000	2001	2000
Banks	39	15	2,276	1,808
Temporary cash investments	12,987	14,717	26,699	114,234
	13,026	14,732	28,975	116,042

Temporary cash investments are represented principally by fixed-income instruments (Bank Deposit Certificates).

5. ACCOUNTS RECEIVABLE

	Consolidated	
	2001	2000
Unbilled services	15,188	13,961
Billed services	37,816	38,352
Interconnection	20,978	19,131
Ruralcel	598	193
Receivables from products sold	12,271	11,018
Allowance for doubtful accounts	(11,606)	(11,394)
	75,245	71,261

The Ruralcel balance refers to the use of the Company's mobile telecommunication platform by Telemar Norte Leste S.A. (Sergipe), to render services to customers located in the rural area of the state of Sergipe.

Changes in the allowance for doubtful accounts are as follows:

	Consolidated	
	2001	2000
Beginning balance	11,394	17,298
Supplementary provision	13,186	16,885
Write-offs	(12,974)	(22,789)
Ending balance	11,606	11,394

6. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated	
	2001	2000	2001	2000
Recoverable income tax	5,097	4,992	7,893	10,013
Recoverable social contribution tax	996	863	1,671	1,483
Recoverable ICMS (state VAT)	-	-	15,024	7,344
Withholding income tax	1,012	764	19,555	4,808
Recoverable taxes	7,105	6,619	44,143	23,648
Deferred tax credits	193	133	182,140	184,393
Deferred FISTEL fee	-	-	5,565	9,194
Other	642	-	749	51
	7,940	6,752	232,597	217,286
Current	(7,747)	(6,619)	(51,756)	(37,645)
Noncurrent	193	133	180,841	179,641

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated	
	2001	2000	2001	2000
Credits on:				
Tax losses	193	133	77,837	57,691
Tax credits from corporate restructuring	-	-	92,969	118,069
Reserve for contingencies	-	-	2,261	1,758
Allowance for doubtful accounts and reserve for inventory adjustments	-	-	4,465	4,868
Provision for pension plan	-	-	232	-
Other	-	-	4,376	2,007
	-----	-----	----------	----------
	193	133	182,140	184,393
Current	-	-	(8,841)	(6,875)
	-----	-----	----------	----------
Noncurrent	193	133	173,299	177,518
	===	===	======	======

The deferred tax credits were recognized on the assumption of future realization, as follows:

a. Tax losses - internal projections and the subsidiaries' action plan indicate the full offset of tax losses and social contribution tax loss carryforwards as from 2002.

b. Temporary differences - realization of these assets will occur based on the payments of related accruals, effective losses on uncollectible receivables and on inventory realization.

c. Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 26). The realization of those tax credits occurred in the same proportion as the amortization of goodwill. The period for amortization of Telebahia's goodwill is five years and ten years for Telergipe. Studies by external consultants used in the restructuring process support the realization of tax credits over the amortization periods. Considering the economic and operating results until now and the trends of recoverability based on such scenario, the Company has been studying alternatives to extend the goodwill amortization period for Telebahia, from five to ten years, starting 2002.

7. INVENTORIES

	Consolidated	
	2001	2000
Digital cellular phones	15,594	21,918
Analog cellular phones	354	2,369
Provision for losses	(1,410)	(3,769)
Materials	307	252
	---------	---------
	14,845	20,770
	=====	=====

8. OTHER ASSETS

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Telemar Norte Leste S.A.:				
Loan repass	-	-	-	6,789
Transfer of property, plant and equipment	-	-	-	1,340
Other	-	-	103	96
Prepaid expenses	-	19	2,423	2,382
Advances	-	-	798	579
Tax incentives - FINOR/FINAM	57	57	1,447	1,543
Other	-	231	22	496
	57	307	4,793	13,225
Current	-	(250)	(2,360)	(10,388)
Noncurrent	57	57	2,433	2,837

9. INVESTMENTS IN SUBSIDIARIES

Information on the Company's investments is set out below:

	2001		2000	
	Telebahia	Telergipe	Telebahia	Telergipe
Total shares owned (100%):				
Common	17,997,722,458	1,011,042,790	17,997,722,458	1,011,042,790
Capital stock	357,819	34,649	357,819	34,649
Shareholders' equity	400,945	37,541	396,389	36,338
Book value per thousand shares - R$	22.28	37.13	22.02	35.94
Net revenue	320,458	68,329	276,306	58,449
Gross profit	150,531	34,322	120,093	25,566
Income (loss) from operations	9,981	2,383	(18,036)	(3,394)
Net income (loss)	4,727	1,480	(13,071)	(1,466)

Changes in investments for the year ended December 31, 2001 are summarized as follows:

	Telebahia	Telergipe	Total
Balances as of December 31, 1999	81,799	24,285	106,084
Capital increase:			
Capital increase in subsidiary (R$53,694 from *capitalization of loans) - Board of Directors'* meeting - May 15, 2000	184,330	-	184,330
Transfer of shares - Extraordinary shareholders' meeting - November 29, 2000	24,702	8,400	33,102
Reserve effect	117,597	4,714	122,311
Equity pick-up	(11,572)	(1,093)	(12,665)
Gain (Loss) on equity participation	(467)	32	(435)
Balances as of December 31, 2000	396,389	36,338	432,727
Equity pick-up	4,727	1,480	6,207
Effects of pension plan adjustments in subsidiaries	(171)	(277)	(448)
Balances as of December 31, 2001	400,945	37,541	438,486

10. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
	Annual	2001			2000		
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Construction in progress	-	118,426	-	118,426	90,688	-	90,688
Automatic switching equipment	14.29	87,883	(37,724)	50,159	75,225	(25,864)	49,361
Transmission	14.29	346,062	(180,706)	165,356	331,563	(134,337)	197,226
Buildings/Infrastructure	4.00	79,173	(20,091)	59,082	72,514	(15,210)	57,304
Terminal equipment	33.00	48,535	(18,361)	30,174	26,141	(7,355)	18,786
Telephone equipment (PABX)	12.50	5,125	(1,546)	3,579	5,089	(914)	4,175
Platform	14.29	33,250	(7,226)	26,024	17,795	(3,815)	13,980
Intangible assets	5.00	32,976	(7,736)	25,240	25,446	(3,584)	21,862
Other	10.00 - 20.00	31,267	(12,409)	18,858	27,088	(7,704)	19,384
		782,697	(285,799)	496,898	671,549	(198,783)	472,766

11. ACCOUNTS PAYABLE

	Company		Consolidated	
	2001	2000	2001	2000
Suppliers (materials and services)	335	171	62,632	65,424
Interconnection	-	-	4,950	4,398
Other	-	-	120	336
	335	171	67,702	70,158

12. TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated	
	2001	2000	2001	2000
ICMS (state VAT)	-	-	9,681	7,902
COFINS (tax on revenue)	8	43	1,551	5,644
PIS (tax on revenue)	2	11	1,130	602
FISTEL (regulatory charge)	-	-	978	857
	10	54	13,340	15,005

In January 2000, subsidiaries filed a lawsuit challenging the constitutionality and legality of Law No. 9,718/98, and claiming the suspension of mandatory difference arising from widening of PIS and COFINS calculation basis. Of the accrued amounts of COFINS and PIS, R$656 and R$748 (R$4,450 and R$243 as of December 31, 2000) refer to the amounts not being paid by Telebahia and Telergipe, respectively, based on former court decisions which determined the suspension of payments until a final court decision is made.

13. LOANS AND FINANCING

a. Composition of Debt

	Currency	Annual charges	Consolidated 2001	Consolidated 2000
Financial institutions:				
Citibank – OPIC	US$	3.0% + LIBOR	87,015	97,771
Several – Resolution No. 63	US$	3.5% - 14.35%	61,186	103,616
NEC do Brasil S.A.	US$	0.6875% - 2.5% + LIBOR and 7.3%	8,333	11,630
PROUDTEL	US$	10.43%	-	16,765
European Investment Bank	US$	0.15% + LIBOR	121,775	102,619
ABN Amro Bank Real	US$	0.4% + LIBOR	4,849	7,891
Accrued interest			3,095	10,542
			286,253	350,834
Current			(54,331)	(124,670)
Long-term			231,922	226,164

Loans from the European Investment Bank - BEI and Citibank refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil and ABN Amro Bank Real refer to financing of fixed asset items.

b. Maturities

The long-term portion as of December 31, 2001 matures as follows:

2003	54,678
2004	53,839
2005	1,630
2006	-
2007	-
2008	121,775
	231,922

c. Guarantees and Derivatives

Bank	Guarantees	Consolidated (*) 2001	2000
Citibank	Tele Leste Celular and political risk guaranteed by Overseas Private Investment Corporation (OPIC)	87,015	97,771
BankBoston - Resolution No. 63	Tele Leste Celular	47,962	39,108
NEC do Brasil S.A. and PROUDTEL	Tele Leste Celular	8,333	28,395
European Investment Bank:			
Telebahia Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana	88,542	74,536
Telergipe Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana and Tele Leste Celular Participações S.A.	33,233	28,083
ABN Amro Bank Real	Tele Leste Celular	4,849	7,891
		269,934	275,784

(*) These amounts refer to the principal of the debt.

The Subsidiaries have an exchange hedge in the total amount of US$123,399,000, equivalent to 100% of its debt in foreign currency as of December 31, 2001. As of that date, the Company had recorded a gain of R$56,688 on its hedge operations, with a balance of R$8,117 in assets and R$5,322 in liabilities (see Note 24).

14. OTHER LIABILITIES

	Consolidated 2001	2000
Salary premiums	2,938	748
Telerj Celular S.A.	1,675	-
Advances from customers - prepaid recharge cards	2,752	3,546
Technical assistance fees (Note 23)	11,318	3,756
Telemar Norte Leste S.A.	15	6,132
Accrual for rewards program	1,760	-
Other	474	649
	20,932	14,831

In August 2001, subsidiaries started a rewards program which transforms calls into points, for future exchange for cellular phones. Points accumulated are accrued as they are obtained and considering the expected utilization based on the registered customer's consumption profile. The accrual is reduced when the customer obtains the phone.

15. RESERVE FOR CONTINGENCIES

	Consolidated	
	2001	2000
Tax	2,468	3,083
Labor	1,232	1,090
Civil	1,102	1,048
	-------	-------
	4,802	5,221
	====	====

The reserves for tax, labor, and civil lawsuits consist of estimates made by management, based on the opinion of legal consultants, of the probable losses related to a number of pending lawsuits.

Subsidiaries are parties to several legal suits involving labor, tax and civil issues arising from normal operations, which are pending. The Company, based on the opinion of legal consultants, believes that the risk of loss on these lawsuits is not probable. Major lawsuits are as follows:

a. Tax

- Telebahia was assessed due to nonpayment of ICMS on activation revenue since February 1998. Involved amount is R$3,211.

- Telergipe was assessed, in relation to ICMS, on operations with phones and provision of telecommunications services, totaling R$2,556, challenging: a) lack of reversal and undue credit utilization; b) untimely underpayment of telecommunications services.

The Company believes that the decision on these issues will not have a significant adverse effect on its financial position and, therefore, has not recognized a provision in the financial statements as of December 31, 2001.

b. Labor and civil

- Include claims against subsidiaries, related to amounts of approximately R$5.630. Additionally, subsidiaries are parties to a number of claims from employees totaling approximately R$2,552. Accrued amounts in the financial statements as of December 31, 2001 are based on the opinions of the companies' legal counsel.

16. SHAREHOLDERS' EQUITY

a. Capital Stock

As of December 31, capital is composed of shares without par value, as follows:

	Number (thousands)
	2001 and 2000
Common shares	166,008,044
Preferred shares	313,436,995
	479,445,039

Preferred shares are entitled to minimum noncumulative cash dividends of 6% per year on the paid-up capital attributable to those shares. After the minimum dividend is paid to preferred shareholders, holders of common shares can receive the same dividends as those paid on preferred shares, as long as there is an available balance.

Additional dividends declared by the Company will be ratably divided between common and preferred shareholders.

b. Special Reserve for Expansion and Modernization

This reserve was recognized to cover expansion and modernization plans for the subsidiaries' facilities and services. Recognition of this reserve was approved on March 9, 2000. Under the provisions of article 189 of Brazilian corporate law, a portion of this reserve was absorbed by part of the net loss for 2000. In December 2001, another portion was absorbed to be distributed as part of dividends and prior-year adjustments generated by the recognition of liabilities related to the pension plan (see Note 25).

c. Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company's corporate restructuring.

d. Legal Reserve

The legal reserve is calculated based on 5% of annual net income until this reserve reaches 20% of paid-up capital stock or 30% of capital stock plus capital reserves; thereafter, the appropriation to this reserve is not mandatory. The purpose of this reserve is to assure the integrity of capital stock and can only be used to offset losses or increase capital.

e. Dividends

As of December 31, 2001, the Company accrued minimum dividends, attributable to preferred shareholders, based on 6% of the capital stock attributable to these shares, as follows:

Total capital (R$ thousand)	305,396
Total shares (thousand)	479,445,039
Capital per thousand shares - R$	0.636978
Preferred shares (thousand)	313,436,995
Preferred capital stock (R$ thousand)	199,653
Percentage	6%
Amount of minimum dividends (R$ thousand)	11,979

Distribution and payment of minimum dividends to preferred shareholders will be submitted to approval at Shareholders' meeting.

17. NET OPERATING REVENUE

	Consolidated	
	2001	2000
Monthly subscription charges	79,645	68,724
Usage charges	178,291	164,662
Charges for use outside the concession area	6,983	6,637
Additional charges per call	21,689	19,170
Interconnection (network usage charges)	168,172	127,273
Ruralcel	1,153	1,250
Additional services	10,969	7,354
Gross operating revenue	466,902	395,070
Products sold	47,115	40,102
	514,017	435,172
Revenue deductions	(127,718)	(102,586)
Net operating revenue	386,299	332,586

18. COST OF SERVICES AND COST OF SALES

	Consolidated	
	2001	2000
Depreciation	(70,145)	(61,524)
Personnel	(3,293)	(2,826)
Products sold	(29,811)	(33,653)
Materials, rent and insurance	(7,810)	(6,104)
Outside services	(17,181)	(18,008)
Interconnection (network usage charges)	(37,390)	(32,416)
Network connections	(18,269)	(17,624)
FISTEL	(17,779)	(14,659)
Other	(90)	(113)
	(201,768)	(186,927)

19. SELLING EXPENSES

	Consolidated	
	2001	2000
Depreciation	(15,647)	(7,892)
Personnel	(11,644)	(8,333)
Materials, rent and insurance	(3,322)	(3,225)
Outside services	(51,600)	(51,425)
Allowance for doubtful accounts	(13,186)	(16,885)
Other	(2,158)	(4,253)
	(97,557)	(92,013)

20. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated	
	2001	2000	2001	2000
Depreciation	-	-	(5,066)	(4,973)
Personnel	(493)	(494)	(16,858)	(15,902)
Materials, rent and insurance	(19)	(42)	(1,533)	(2,184)
Outside services	(2,495)	(2,702)	(28,587)	(21,476)
Other	(38)	(150)	(3,501)	(462)
	(3,045)	(3,388)	(55,545)	(44,997)

21. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated	
	2001	2000	2001	2000
Hedge operations, net	-	-	56,668	12,468
Income from temporary cash investments	2,155	5,327	9,534	21,658
Other interest	-	4,912	1,995	2,500
Charges on financial transactions	(26)	(1,061)	(27,721)	(40,170)
Monetary/Exchange variations, net	1,020	82	(64,587)	(34,389)
	3,149	9,260	(24,111)	(37,933)

22. TAXES ON INCOME

The composition of income tax credits (expense) is as follows:

	Company		Consolidated	
	2001	2000	2001	2000
Social contribution tax expense	-	(532)	(634)	(532)
Income tax expense	-	(1,501)	(1,913)	(1,501)
Deferred social contribution tax	22	7	22	2,070
Deferred income tax	38	126	38	5,926
	60	(1,900)	(2,487)	5,963

The following is a reconciliation of the reported credits (expense) of taxes on income and the amounts calculated based on the combined official rates of 34% in 2001 and 2000:

	Company		Consolidated	
	2001	2000	2001	2000
Income (Loss) before taxes	5,959	(7,558)	8,506	(17,293)
Tax credits (expense) at the official rate	(2,026)	2,570	(2,892)	5,879
Permanent additions:				
Nondeductible expenses	(25)	-	(455)	(1,253)
Equity pick-up	-	(4,306)	-	-
Losses on investments	-	(148)	-	(148)
Other	-	(4)	-	(4)
Permanent exclusions:				
Equity pick-up	2,111	-	-	-
Other	-	-	860	597
Other	-	(12)	-	892
Tax credits (expense) in statements of income	60	(1,900)	(2,487)	5,963

Deferred taxes are calculated based on temporary differences (see Note 6).

23. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

(a) Use of Network and Long-distance (Roaming) Cellular Communication--These transactions involve the companies owned by same group, Telerj Celular S.A., Telest Celular S.A., *Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A, and Telefónica Servicios* Móviles. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by ANATEL.

(b) Technical Assistance--Approximately 1% of net revenues from telecommunication services is paid to Telefónica Móviles S.A. by the subsidiaries as technical assistance fees.

(c) Rendering of Services--The following services are rendered by companies owned by the same group:

- Corporate services centralized at Telerj Celular S.A., transferred to other subsidiaries at costs effectively incurred.
- Call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries.
- Implementation and maintenance of profitability and cost control system by Telefónica Móbile Solution.
- Services of implementation of facilities' security system rendered by Telefónica Engenharia.

The commercial conditions of these services are based on the usual market practices applied to the Companies' other contracts.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	2001	2000
Current assets:		
Accounts receivable	289	37
Current liabilities:		
Accounts payable and accrued expenses	15,411	3,756
Net operating revenue from cellular telephony services	7,189	6,794
Cost of services rendered	4,410	3,110
Operating expenses:		
Services rendered	4,964	3,227
Technical assistance	7,562	4,748
Call center services	7,427	4,515

24. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company and its subsidiaries have evaluated the book value of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodology. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates determined do not necessarily indicate the amounts which might be realized in the present market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company's business is to provide mobile cellular telephony services in the States of Bahia and Sergipe, under concessions from the Federal Government, and also to sell cellular sets to customers, retailers and distributors.

The Company's investments are carried under the equity method and consist of subsidiaries of strategic interest for the Company. Therefore, market value considerations are not applicable. Accounts receivable and accounts payable current balances approximate market values, due to the short-term maturities of these instruments.

The principal market risk factors that affect the Company's business are detailed below:

a. Exchange Rate Risk

This risk arises from the possibility that the Company will incur losses due to exchange rate fluctuations, and as a consequence, increase the balances of loans and financing denominated in foreign currency and related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company's indebtedness and the results of operations are significantly affected by foreign exchange rate risk (U.S. dollar). As of December 31, 2001, all the Company's debt was denominated in U.S. dollars, and 100% of the indebtedness was covered by asset positions for hedge operations (swap US$ versus CDI). Swap operations were made to cover the future maturities of the debts in U.S. dollars, subject to LIBOR, and fixed or variable interest. Gains or losses not realized in these operations are included in income.

As of December 31, 2001, the Company's net exposure to exchange rate risk, at book and market values, is as follows:

	2001	
	Book value	Market value
Loans and financing	286,253	297,544
Hedge asset position (swaps)	286,335	309,725
Net exposure	(82)	(12,181)

The valuation method used to calculate the market value of loans, financing and hedge instruments was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, and effective market rates on the date information was obtained.

b. Interest Rate Risk

This risk originates from the possibility that the Company will incur losses due to interest rate fluctuations that would increase the financial expenses related to loans and financing obtained in the market. The Company has not made any derivative hedge operation to protect itself from this risk. However, the Company continually monitors market interest rates, aiming at evaluating the possible need for a derivative operation, so as to protect itself against the risk of volatility in these rates.

As of December 31, 2001, the Company had R$286,253 in loans and financing, of which R$69,634 bore interest at fixed rates, and R$216,619 bore interest at floating rates (primarily LIBOR-based). The Company invests its excess cash (R$26,699 as of December 31, 2001) mainly in short-term instruments. The carrying values of these temporary cash investments are based on market quotations for these or similar instruments, or based on expected future cash flows, discounted at available investment rates, whenever there are no quotations for these instruments.

The potential annual loss for the Company generated by a hypothetical and instantaneous unfavorable change of 1% in the interest rates applicable to its financial assets and liabilities on December 31, 2001 would be approximately R$2,596.

The above sensitivity analysis is based on the assumption of an unfavorable one percentage point movement in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a one-year period. A homogeneous category is defined based on the currency in which financial assets and liabilities are denominated (e.g. U.S. dollar), and assumes the same interest rate movement within each homogeneous category. As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as simultaneous unfavorable movements in all interest rates are unlikely to happen.

c. Credit Risk

The risk arises from the possibility that the Company will incur losses from the difficulty of receiving amounts billed to its customers, dealers of cell phones and distributors of prepaid recharge cards. To reduce this type of risk, the Company makes credit analysis to assist in managing default risk, and monitors subscribers' accounts receivable, interrupting calls, in case the customer does not pay related bills. Regarding retailers and distributors, the Company maintains individual credit limits, based on analyses of the sales potential, risk history and default rate.

Credit Risk associated to Services Rendered

ANATEL requires that cellular telephony services are made available to all interested customers, regardless of their income, and based on the order in which the subscriber's request is received.

The credit risk associated to accounts receivable from cellular phone services is not concentrated. As of December 31, 2001, the subsidiaries' customer portfolios did not have subscribers whose receivables were, individually, higher than 1% of the total accounts receivable from services.

Credit Risk associated to Sales of Cellular handsets

The Company's policy for sales of cellular handsets and distribution of prepaid recharge cards is closely associated to the level of credit risk the Company is willing to take in the normal course of business. Customer acceptance, diversification of its portfolio and monitoring of deadlines on financed sales and credit limits are procedures the Company adopts to minimize possible default problems with its commercial partners.

As of December 31, 2001, the subsidiaries' dealer portfolio did not have any dealer which represented an average monthly sales volume higher than 2% of the Company's revenue from cellular handsets.

25. PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans to retired employees, managed by Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were solidary as to all plans then existent. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS – Tele Leste) and maintenance of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS – A), thus resulting in a proposal for restructuring in SISTEL's bylaws and regulation, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the breach of solidarity in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Leste Celular Plan and 1.5 % for PAMA Plan.

For the other 91% of the subsidiaries' employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires. The Company's contributions to Visão Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage opted for by the participant.

During 2001, the subsidiaries contributed the amount of R$4 (R$700 in 2000) to PBS Tele Leste Celular Plan and R$584 (R$129 in 2000) to Visão Celular Plan.

As permitted by CVM Instruction No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its defined benefit plans directly in shareholders' equity as of December 31, 2001, net of related tax effects. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans' positions as of November 30, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), countersigned by CVM by means of the CVM/SEP/SNC Resolution No. 01/2002. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan's assets was made in accordance with the Company's actuarial liabilities, in comparison with the plan's total liabilities.

As of December 31, 2001, the composition of the provision for the defined benefit plans, and the retirees' health care plans, as well as further information required by CVM Instruction No. 371 on these plans, are shown below:

Plan	Telebahia	Telergipe	Consolidated
PBS	34	220	254
PAMA	226	200	426
	-----	-----	-----
Total – Company	260	420	680
Deferred taxes	(89)	(143)	(232)
	-----	-----	-----
Net of tax effects	171	277	448
	===	===	===

I - PBS/Visão

I - a. Reconciliation between Assets and Liabilities

	Telebahia	Telergipe	Consolidated
Total actuarial liabilities	(1,220)	(278)	(1,498)
Fair value of assets	1,186	58	1,244
	-------	-----	-------
Liabilities recognized in balance sheet, net	(34)	(220)	(254)
	====	===	====

Even though the Visão Telebahia and Telergipe plans are defined contribution plans, there is an actuarial risk of death and disability of participants, which is defrayed by the sponsor, requiring an actuarial estimate of those risks.

I - b. Projected Expenses for 2002

PBS/Visão	Telebahia	Telergipe	Consolidated
Cost of service	104	8	112
Cost of interest	68	16	84
Expected return on assets	(69)	(3)	(72)
Employees' contributions	(1)	(1)	(2)
	-----	---	-----
Total	102	20	122
	===	==	===

I - c. Actuarial Assumptions

Rate used for present value discount of actuarial liabilities	6% per year
Plan assets expected return rate	6% per year
Salary increase rate	2% per year
Mortality rate	GAM-71
Disability mortality rate	RRB1944
Disability rate	RRB1944
% of married active participants on retirement date	95%
Number of PBS Plan active participants	5
Number of PBS Plan retired participants	7
Number of Visão Plan active participants	469
Number of Visão Plan retired participants	7

II - PAMA - Retirees' Health Care Plan

II - a. Reconciliation between Assets and Liabilities

PAMA (*)	Telebahia	Telergipe	Consolidated
Total actuarial liabilities	(334)	(294)	(629)
Fair value of assets	108	94	202
	-----	------	-----
Liabilities recognized in balance sheet, net	(226)	(200)	(426)
	===	===	===

(*) Refers to proportional participation of Telebahia and Telergipe in assets and liabilities of the multi-sponsored plan – PAMA, according to actuarial calculations. Based on the opinion of legal counsel and actuarial advisors, the Company, on a conservative basis, opted for recording this potential liability as of December 31, 2001.

II - b. Actuarial Assumptions

Rate used for present value discount of actuarial liabilities	10% per year
Plan assets expected return rate	10% per year
Inflation	4% per year
Medical costs growth rate	8% per year
Mortality rate	GAM-71
Number of retirees on November 30, 2001	14
Number of dependents on November 30, 2001	27

III - PBS - A (Retirement Plan - Retired through January 31, 2000)

Even though PBS - A has a surplus as of December 31, 2001, no asset was recognized by the sponsor, due to the legal impossibility of reimbursement of this surplus, in addition to the fact that the plan is non-contributory, which precludes a reduction of contributions by the sponsor in the future.

III - a. Reconciliation between Assets and Liabilities

PBS-A (*)	Telebahia	Telergipe	Consolidated
Total actuarial liabilities	1,403	320	1,723
Fair value of assets	1,513	345	1,858
	-------	-----	-------
Fair value of assets in excess of actuarial liabilities	110	25	135
	====	===	====

(*) Refers to proportional participation of Telebahia and Telergipe in assets and liabilities of the multi-sponsored plan - PBS – A, based on actuarial calculations.

III - b. Projected Expenses for 2002

	Telebahia	Telergipe	Consolidated
Cost of interest	153	35	188
Expected return on assets	(211)	(48)	(259)
	-----	-----	-----
	(58)	(13)	(71)
	===	===	===

III - c. Actuarial Assumptions

Rate used for present value discount of actuarial liabilities	6.00% per year
Plan assets expected return rate	9.00% per year
Salary increase rate	3.00% per year
Benefit growth rate	0.00% per year
Mortality rate	UP84 with one year severity
Disability rate	Mercer
Number of participants	7

26. CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of December 31, 2001, are as follows:

	Balances as of spin-off date	Partial spin-off		December 31, 2000		December 31, 2001
		Telebahia	Telergipe	Company	Consolidated	Consolidated
Balance sheet:						
Goodwill - spun-off	376,316	(355,879)	(14,285)	-	357,861	284,038
Reserves - spun-off	(251,972)	238,282	9,571	-	(239,792)	(191,069)
	-----------	-----------	---------	-------	-----------	-----------
Net effect equivalent to tax credit	124,344	117,597	4,714	-	118,069	92,969
	======	======	=====	====	======	======
Statements of income:						
Goodwill amortization				6,152	18,455	73,823
Reversal of reserve				(4,119)	(12,180)	(48,723)
Tax credit				(2,033)	(6,275)	(25,100)
				-------	---------	---------
Net effect on income				-	-	-
				====	=====	=====

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$92,969 as of December 31, 2001 (R$118,069 as of December 31, 2000), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 6).

27. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date: March 22, 2002

By ______________________

Name: Gilmar Roberto Pereira Camurra

Title: Vice-President